September 13, 2019

John Foley
Chief Executive Officer
Peloton Interactive, Inc.
125 West 25th Street
11th Floor
New York, NY 10001

       Re: Peloton Interactive, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 10, 2019
           File No. 333-233482

Dear Mr. Foley:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 3.1 Sixth Amended and Restated Certificate of Incorporation

1. Please revise your Amended and Restated Certificate of Incorporation to disclose that the exclusive forum provision does not apply to actions arising under the Securities Act or
       Exchange Act or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. In this regard, please refer to comment 20 in our letter dated June 20, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John Foley
Peloton Interactive, Inc.
September 13, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Donna Di Silvio, Staff Accountant, at 202-551-3202 or Bill Thompson,
Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina, Staff
Attorney, at 202-551-3792 or Lilyanna Peyser, Special Counsel, at 202-551-3222 with any other questions.



FirstName LastNameJohn Foley                               Sincerely,
Comapany NamePeloton Interactive, Inc.
                                                           Division of
Corporation Finance
September 13, 2019 Page 2                                  Office of Consumer
Products
FirstName LastName